1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com
PRESS RELEASE

Halifax, October 1, 2008

Gammon Gold Announces Appointment of Senior Vice President of Exploration
and Business Development

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): is pleased to announce the appointment of Mr. Peter Drobeck, as Senior Vice President of Exploration & Business Development.

Mr. Peter Drobeck will assume the role of Senior Vice President of Exploration & Business Development effective October 15, 2008. Mr. Drobeck brings with him over twenty-eight years of mining industry experience that has focused on precious / base-metal exploration in a wide variety of geologic, geographic, and cultural settings in North and South America, Africa, and Asia including a number of years working in Mexico's prolific mining districts. His responsibilities have ranged from project generation to extensive project management and evaluations in new as well as established mineralized belts. Most recently, Mr. Drobeck was V.P. Exploration for Electrum USA Ltd., a privately funded international exploration company with extensive exploration programs throughout the world.

"I am pleased to welcome Peter to the Gammon team to lead our Exploration Division," said Rene Marion, Chief Executive Officer of Gammon Gold. Mr. Marion continued, "While we have always been excited by the potential of our assets, the Company has been primarily focused on operations. With this appointment, Peter will be able to steward an extremely important aspect of our business by leading the exploration and development of our extensive 47,000 hectare land position, and he will also bring a strategic focus to identifying new business opportunities for the Company. With the addition of Peter to our team, we are now well positioned to expand on our current strategic growth model. Our 18-month, $26-29 million dollar exploration program represents 10% of our annual revenue stream and I can't think of anyone more qualified to maximize this significant investment than Peter."

I am very excited to accept this position with Gammon, and look forward to contributing to the success of the Company. The Company's combination of a solid asset base with the aggressive, dynamic and skilled team that Mr. Marion has assembled, provides the shareholders an opportunity to build a key company in the gold mining sector," stated Peter Drobeck, Senior Vice President of Exploration & Business Development. Mr. Drobeck continued, "I will be working with the Gammon team to develop state-of-the art technology and methods to be certain the full ore potential of the present land package is realized for the shareholders. Much of my experience has been in project generation and developing new exploration teams and assets, so I will also be working with the team to build a portfolio of new exploration projects and mines, as part of Gammon's aggressive growth model."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including without limitation, statements regarding future cash costs and production at El Cubo and Ocampo and the ability to continue to successfully implement the Company's turn-around strategy, statements regarding the resource growth potential of Guadalupe y Calvo, statements regarding the company's ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's Annual Information Form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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